MARCH 14, 2002

                                 [MAXCOM LOGO]

                    MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

                     CERTAIN FINANCIAL FORECAST INFORMATION

     This forecast presents our current best assumptions and estimates as of the date hereof of our anticipated results of operations and financial condition for the years 2002 through 2004. The forecast was not prepared with a view toward compliance with published guidelines of the U.S. Securities and Exchange Commission, the American Institute of Certified Public Accountants for the preparation and presentation of forecasted information, or generally accepted accounting principles in the United States. This information has been prepared by, and is the responsibility of, Maxcom's management. PricewaterhouseCoopers has not examined, reviewed or compiled the accompanying financial information and accordingly, PricewaterhouseCoopers does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers report included in the Offering Circular described below does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers report included in the Offering Circular relates to the company's historical financial information. It does not extend to the forecasted financial information and should not be read to do so. No other independent expert has reviewed the forecast.

     You should read this forecast together with the sections "The Exchange Offer and Consent Solicitation," "Cautionary Statement Concerning Forward-Looking Statements," "Risk Factors," "Use of Proceeds," "Operating and Financial Review and Prospects" and "Business," as well as our historical consolidated financial statements and other information contained in our offering circular dated March 14, 2002 (the "Offering Circular") relating to our offer to exchange U.S.$275,000,000 13 3/4% Series B Senior Notes due 2007 (the "Old Notes") and consent solicitation.

     This forecast has been prepared in reliance upon the assumption that we will consummate the exchange offer and consent solicitation (assuming all of the old notes are exchanged), and the U.S.$66.2 million private equity investment, each as described more fully in the Offering Circular.

     We will not update or otherwise revise the forecast, including any revision to reflect circumstances existing after the date hereof, or to reflect the occurrence of unanticipated events, even if any or all of the underlying assumptions do not materialize. Furthermore, we will not update or revise the forecast to reflect changes in general economic or industry conditions. The forecast should not be relied upon for any purpose following consummation of the exchange offer described above.

     For additional assumptions on which the forecast information is based, see "-- General assumptions" and "-- Statement of operations assumptions,"
"-- Balance sheet assumptions" and "-- Other assumptions" below. All assumptions and our current and future businesses and operations are subject to a number of uncertainties. See "Risk Factors" in the Offering Circular for a description of factors we have identified that could affect our financial condition and results of operations.

     This forecast information is being distributed to holders of old notes as part of the offering materials relating to the exchange offer and consent solicitation described above and will be filed promptly with the U.S. Securities and Exchange Commission under Form 6K to allow persons who have previously received any portion of this information (as well as those persons who will be receiving this forecast information for the first time) to be able to trade old notes (to the extent such persons are not otherwise restricted) without being restricted on account of having material non-public information.

LIMITATIONS OF FORECAST INFORMATION

     The forecast is based upon a number of estimates and assumptions that, while presented with numerical specificity and considered reasonable by our management, are inherently subject to significant business, economic, competitive, regulatory and other uncertainties and contingencies, all of which are difficult to predict and many of which are beyond our control. The assumptions disclosed here are those that we believe are significant to the forecast and reflect our management's judgment as of the date hereof. Forecasts are necessarily speculative in nature, and it is usually the case that one or more of the assumptions do not materialize. Not all assumptions used in the preparation of the forecast have been described.

     The actual results achieved during the forecasted periods will vary from those set forth in the forecast, and those variations may be material. Our business and operations are subject to substantial risks that increase the uncertainty inherent in the forecast. Many of these factors, which are disclosed under "Risk Factors" in the Offering Circular, could cause actual results to differ materially from those expressed in the forecast.

     The forecast describes our operating history and financial condition as of and for the fiscal year ended December 31, 2001 and the projected operating results and financial condition as of and for the fiscal years ending December 31, 2002 through 2004. The forecast we developed is based on assumptions regarding the Mexican telephony market, and the telecommunications industry in general, as well as certain market studies performed by Pyramid Research, among others, to estimate the potential demand within our concession area for our product offerings.

     The forecast is also based on a number of assumptions regarding our telecommunications network, including assumptions regarding the deployment schedule for the network, the cost of the network and the network's size and capacity. If any of the assumptions based on the market studies described above or regarding our network are incorrect or if we are not otherwise successful in implementing our business strategy, or if the benefits of our business strategy are delayed, the forecast will be adversely affected.

     The forecast generally assumes that:

     - We will offer local, long distance and value-added telephony services;

     - There will be no material change in existing political, fiscal or economic conditions in Mexico;

     - There will be no material change in legislation or regulations or their administration that will have a material effect on our operations;

     - There will be no material change in any of our concessions or material contracts;

     - There will be no change in generally accepted accounting principles that will have a material effect on our financial results;

     - There will be no labor or industrial disputes or other disturbances that would materially affect our operations or revenues; and

     - There will be no material costs, gains or losses arising from legal proceedings.

     Some of our more specific assumptions are described below.

     Sums presented in this forecast may not add due to rounding.

     THE INCLUSION OF THE FORECAST AS PART OF THE OFFERING MATERIALS OF THE EXCHANGE OFFER AND CONSENT SOLICITATION SHOULD NOT BE REGARDED AS A REPRESENTATION BY US OR ANY OTHER PERSON THAT THE FORECAST WILL BE ACHIEVED. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FORECAST AND SHOULD MAKE YOUR OWN INDEPENDENT ASSESSMENT OF OUR FUTURE RESULTS OF OPERATIONS, CASH FLOWS AND FINANCIAL CONDITION.

                     PROJECTED FINANCIAL AND OPERATING DATA

                                                         AS OF AND FOR THE YEAR ENDING DECEMBER 31,
                                                        ---------------------------------------------
                                                         2001(1)      2002        2003        2004
                                                        ---------   ---------   ---------   ---------
                                                                 THOUSANDS OF DOLLARS EXCEPT
                                                           RATIOS AND SELECTED OPERATIONAL DATA(2)
STATEMENT OF OPERATIONS DATA:
  Net revenues........................................    34,336      70,523     125,323     159,240
  Operating costs and expenses:
     Network operating costs..........................    16,431      24,700      39,525      49,007
     Selling, general and administrative
       expenses(3)....................................    46,958      42,447      49,529      51,194
     Depreciation and amortization....................    29,322      33,003      41,320      47,080
                                                        --------    --------    --------    --------
          Total operating costs and expenses..........    92,711     100,150     130,374     147,281
  Operating (loss) income.............................   (58,375)    (29,627)     (5,051)     11,959
  Integral cost (income) of financing:
     Interest expense.................................    46,631      13,138       7,486       9,003
     Interest income..................................    (8,384)     (1,911)       (333)       (244)
     Exchange (gain) loss, net........................    (9,916)     14,689       7,864       8,874
     Gain on net monetary position gain...............    (9,028)     (9,481)     (8,701)     (7,344)
     Other financing cost(4)..........................   (13,243)        324
                                                        --------    --------    --------    --------
          Total integral financing cost...............     6,060      16,758       6,316      10,288
  Nonrecurring charges................................     6,795
  Other income (expense), net.........................       (19)
  (Loss) income before taxes..........................   (71,249)    (46,385)    (11,366)      1,671
  Taxes...............................................        82       1,255       1,756       2,296
                                                        --------    --------    --------    --------
  Net loss............................................   (71,331)    (47,640)    (13,122)       (624)
BALANCE SHEET DATA:
  Cash and cash equivalents...........................    39,251      10,558       8,090       7,566
  Telecom assets, net.................................   160,955     223,845     258,179     259,508
  Preoperating expenses, net..........................    24,230      20,232      17,285      14,506
  Total assets........................................   273,982     291,013     320,576     319,395
  Senior notes, net...................................   266,473     175,000     175,000     175,000
  Interest payable....................................    10,828
  Other financing.....................................       123       4,406      50,000      49,292
  Total liabilities...................................   294,843     193,990     235,931     235,711
  Capital stock and paid-in capital...................   117,781     295,428     288,906     280,611
  Accumulated deficit.................................  (138,642)   (198,405)   (204,261)   (196,927)
  Total shareholders' equity (deficit)................   (20,861)     97,023      84,645      83,684
SELECTED OPERATIONAL DATA:
  Number of lines at fiscal year end..................    77,981     146,908     228,767     280,679
  Average number of lines(5)..........................    44,730     107,253     199,404     253,130
  Mix of lines in service at the end of the year:
     Business customers...............................        29%         30%         33%         35%
     Residential customers............................        71%         70%         67%         65%
  Average monthly churn(6)............................       3.5%        1.5%        1.0%        1.0%
  Average monthly ARPU (U.S. dollars)(7)..............        67          55          51          48
  Employees...........................................       660         710         910         936
OTHER FINANCIAL DATA:
  Working capital(8)..................................    (4,130)      6,916      14,841      18,436
  EBITDA(9)...........................................   (29,053)      3,376      36,269      59,039
  Capital expenditures................................    51,802      75,469      69,798      46,325
  Ratio of total indebtedness to EBITDA(10)...........     -9.5x       53.1x        6.2x        3.8x
  Ratio of EBITDA to interest expense.................     -0.6x        0.3x        4.8x        6.6x

                NOTES TO PROJECTED FINANCIAL AND OPERATING DATA

 (1) The statement of operations and the balance sheet data for 2001 represents our historical audited financial statements in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). Peso amounts were converted to U.S. dollars at the exchange rate of Ps.9.1560 per U.S.$1.00 reported by the Federal Bank of New York as its noon buying rate for pesos on December 31, 2001. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. Dollar amounts or could be converted into U.S. dollars at the rates indicated, or at all.

 (2) Projected financial data for a given year was calculated in constant pesos as of the end of such year and then converted to U.S. dollars at the year-end exchange rate projected for such year in "General assumptions -- Macroeconomics." Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. Dollar amounts or could be converted into U.S. dollars at the rates indicated, or at all.

 (3) Selling, general and administrative expenses decrease in the projected years compared to 2001 despite the projected increase in net revenues due to 2001 being a period of high transition for Maxcom, which resulted in nonrecurring expenses of Ps.8.2 million. A majority of the previous key executives left Maxcom resulting in high severance costs; the services of recruiting firms were needed to replace said executives; and Maxcom moved its headquarters. These expenses are not expected to recur during the projected years.

 (4) Other financing cost includes the amortization of the fair value of the warrants that have been issued by Maxcom.

 (5) Represents the average number of lines for each period indicated, calculated by using the average of the number of lines on the last day of each month during the period.

 (6) Average monthly churn is calculated as the monthly average number of lines disconnected within a period divided by the average lines of the year.

 (7) Monthly average revenue per unit (ARPU) is calculated by dividing the total revenue for a given month by the average number for lines of such month. ARPU presented in this table for each year is calculated by adding all average monthly ARPUs during such year and dividing by twelve.

 (8) Working capital is defined as current assets (excluding cash and cash equivalents) less current liabilities (excluding current maturities of long-term debt).

 (9) EBITDA represents earnings before income taxes, integral financing cost, other income (expense), non-recurring charges and depreciation and amortization. We have included information concerning EBITDA (which is not a measure of financial performance under Mexican GAAP) because we believe it is a standard financial statistic commonly reported and widely used by analysts and other interested parties. We understand that EBITDA is also used by investors as one measure of an issuer's ability to service or incur indebtedness. We also understand that EBITDA may be defined differently by other companies that disclose a similarity title account. You should not construe EBITDA as an alternative to operating income or as a measure of liquidity or cash flows from operating activities. EBITDA for the historical 2001 period was calculated using Mexican GAAP results.

(10) Total indebtedness is defined as total debt with financial cost.

GENERAL ASSUMPTIONS

Company restructuring

     We have assumed that the exchange offer described in the Offering Circular will be consummated in the first half of 2002 and that all of the old notes will be exchanged. We have also assumed that the U.S.$66.2 million private equity investment will be made in April 2002.

Macroeconomics

     Capem, a Mexican economic research firm, estimates in its September 2001 Economic Forecasting Report that Mexico's gross domestic product in 2000 was U.S.$617.9 billion.

     The following table depicts Capem's projected inflation rate and exchange rate for the peso to the U.S. dollar from 2002 to 2004, as well as historical information for the year 2001:

                                                           YEAR ENDING IN DECEMBER 31,
                                                           ----------------------------
                                                           2001(1)   2002   2003   2004
                                                           -------   ----   ----   ----
Inflation rate...........................................    4.4%    5.6%    4.7%   3.8%
Exchange rate peso to U.S. dollar (at year end)..........    9.2     9.8    10.2   10.6
Exchange rate peso to U.S. dollar (average)..............    9.3     9.6    10.0   10.3

---------------

(1) The source for the inflation rate is Banco de Mexico and the source for the exchange rates is the Federal Reserve Bank of New York (based on its noon buying rate).

     The general economic condition in Mexico resulting from a devaluation of the peso and inflation may have a negative impact on our results of operations, primarily as a result of:

     - The increase in the peso-carrying costs of our U.S. dollar-denominating debt and capital expenditure requirements;

     - the ensuing decrease in the purchasing power of Mexican consumers, which results in a decrease of the demand for telephony; and

     - our inability, due to competitive pressures, to increase our prices in accordance with inflation.

Mexican wireline telephony market

     Mexico has a relatively low level of wireline penetration with substantial unmet demand for fixed wire telephony services. According to Pyramid Research, the teledensity rate in Mexico was 13 telephone lines per 100 inhabitants at the end of 2000, compared to teledensity rates of 29 in Uruguay, 22 in Argentina, 22 in Chile and 19 in Brazil. Pyramid Research forecasts that lines in service in Mexico will grow at a compound annual growth rate of 10.8% between 2002 and 2004. Pyramid Research also forecast that the value of the Mexican wireline telephony market would be approximately U.S.$18.6 billion for the year 2004.

     According to Pyramid Research, the total number of telephony lines in Mexico is expected to grow from about 14.3 million in 2001 to about 19.9 million lines in 2004. While Telmex is expected to remain the dominant provider, competitive local carriers are expected to capture an increasing share of this new growth. Assuming that we will have approximately 281,000 lines in service by December 2004, we expect our overall market share to be approximately 1.4% by the end of 2004.

STATEMENT OF OPERATIONS ASSUMPTIONS

Telephony lines

     Our projections assume that we will install 69,000 new lines in 2002, 82,000 new lines in 2003 and 52,000 new lines in 2004. In 2001, we installed approximately 52,000 new lines. All figures of lines are expressed after churn.

     Our projected line growth is based on estimated capital expenditures and churn. See "Other assumptions -- Capital expenditures" for a description of our estimated capital expenditures in 2002, 2003 and 2004.

     During 2001 our monthly churn rate decreased from an average of 5.5% in the first quarter to 1.9% in the fourth quarter as a result of a new customer retention program implemented by the management. We believe that through the continued implementation of customer retention policies such as improved credit reviews, loyalty programs and the charging of installation fees we should be able to further decrease our monthly churn rate.

     Our projections assume that by the end of 2004, 35% of our lines will be used by business customers and 65% of our lines will be used by our residential customers, as compared to 29% and 71% in 2001, respectively. We believe this shift will result from our continued focus on, and capital expenditure investment in, high-usage business customers.

     We believe that our new nationwide concession will allow us to serve every local market in Mexico. We assume that we will start to provide service in Queretaro by the end of 2002, and will expand to other cities in 2003 and 2004 as required by our concession.

Net revenues

     The forecast assumes that we will derive our net revenues primarily from the provision of last-mile connectivity to small and medium-sized business and residential customers that do not currently receive the product services that we offer. Our service portfolio consists of an integrated bundle of services that includes local, long distance, data transport and other value-added services.

     Our forecast for our net revenue is based on the following major assumptions:

     - We will average 5,744, 6,822 and 4,326 installed lines per month, net of churn in the years 2002, 2003 and 2004, respectively. The variation in the average number of installed lines is related to the level of capital expenditures projected in each year.

     - Average monthly revenue per unit (ARPU) will decline from U.S.$67 in 2001 to U.S.$48 by 2004. We assume that this decrease in ARPU will be a consequence of our strategy to shift away from high-usage, low-margin customers and to target a broader socioeconomic spectrum of residential and business customers.

     - Local tariffs charged to customers will remain flat in nominal peso terms, adjusted only by inflation. We assume that our current price policy (to charge between 15% to 5% below our main competitors) will give us the flexibility to adjust our prices in the local telephony market. Long distance tariffs charged to customers will remain flat in nominal peso terms, thereby decreasing in U.S. dollar terms because of projected devaluation. We assume that these tariffs will not be increased due to stronger competition in this market.

     - We anticipate strong competition in the data services market. Our forecast assumes that the rates will remain flat in nominal peso terms.

     The following table depicts our historical and projected revenues for local telephony, long distance telephony, data services and carriers:

                                                         YEAR ENDING DECEMBER 31,
                                                   ------------------------------------
                                                   2001(1)    2002     2003      2004
                                                   -------   ------   -------   -------
                                                        THOUSANDS OF U.S. DOLLARS
Local telephony..................................  29,263    62,261   108,411   132,152
Long distance....................................   3,815     6,826    11,500    13,150
Data services....................................       0       768     4,529    13,099
Carriers.........................................   1,258       669       882       839
                                                   ------    ------   -------   -------
          Total revenues.........................  34,336    70,523   125,323   159,240

---------------

(1) For historical 2001 figures, peso amounts were converted to U.S. dollars at the exchange rate of Ps.9.1560 per U.S.$1.00.

Cost of network operations and expenses

     COST OF NETWORK OPERATIONS. Our forecast of cost of network operations is based on the following four major assumptions:

     - Interconnection tariffs for the local service and the reselling tariffs for long distance service will remain flat in nominal peso terms, thereby decreasing in U.S. dollar terms because of projected devaluation. In our forecast we have assumed that Telmex will renew our "bill and keep" agreement when it expires on September 15, 2002. This agreement provides a mechanism where no net charges are paid to our counterparties who use one another's network infrastructure within agreed-upon ranges in similar conditions. However, we cannot assure you that once this agreement expires, we will be able to obtain the services we require from Telmex at rates, and on terms and conditions that permit us to offer services at rates that are both profitable and competitive. See "Supervision and Regulation of the Mexican Telecommunications
       Industry -- Interconnection -- Local interconnection" in the Offering Circular for a fuller description of the "bill and keep" agreement.

     - The monthly lease tariffs of metropolitan fiber-optic links will remain the same in terms of U.S. dollars. We are not assuming any discounts in the rates of the leases. We assume that we will acquire a new fiber-optic backbone to interconnect new cities in our new nationwide concession. As a consequence, we assume that no additional lease of fiber-optic capacity would be necessary.

     - We assume that technical expenses will increase approximately in the same proportion as the lines in service.

     - We assume that the installation cost for a line installed in a cluster will be approximately U.S.$60 and U.S.$500 for a single site (which typically covers 30 lines). This assumption is based on our current costs and we do not anticipate any significant cost increases through 2004. The installation costs included in our cost of network operations corresponds only to the installation costs effectively charged to the customer.

     The following table depicts our projected cost of network operations:

                                                          YEAR ENDING DECEMBER 31,
                                                     ----------------------------------
                                                     2001(1)    2002     2003     2004
                                                     -------   ------   ------   ------
                                                         THOUSANDS OF U.S. DOLLARS
Cost of network services...........................   8,830    15,320   25,800   34,106
Technical expenses.................................   3,592     5,261    8,840   11,286
Installation costs.................................   4,009     4,119    4,884    3,614
                                                     ------    ------   ------   ------
          Total costs of network operation.........  16,431    24,700   39,525   49,007

---------------

(1) For historical 2001 figures, peso amounts were converted to U.S. dollars at the exchange rate of Ps.9.1560 per U.S.$1.00.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Our forecast of selling, general and administrative expenses is adjusted for projected inflation and based on the following three major assumptions:

     - Advertising and promotion expenses forecasts are based on industry benchmarks. We assume that these expenses will represent between 2% to 4% of our revenues.

     - Payroll expenses are based on actual current costs of personnel and on the projected number of employees needed. We have estimated the number of employees based on the projected number of lines that would be in service in each period.

     - General and administrative expenses are based on the number of employees plus the growth of certain expenses like office rent and office maintenance. In addition, we have included the commissions paid to external sales representatives and have assumed that those commission payments would be based on the number of lines installed. As a result, we project that the general and administrative expenses will represent each year a lower percentage of our revenues.

Depreciation and amortization

     All of our fixed assets are depreciated on a straight-line basis assuming an average depreciation period of 8.3 years. Our telecommunications network equipment, which amounts to approximately 80% to 90% of our total fixed assets, is depreciated over ten years. Other items such as operational support systems are depreciated on a straight-line basis over approximately 3.3 years. Preoperating expenses are amortized on a straight-line basis over ten years, and frequency rights are amortized on a straight-line basis over twenty years, in each case commencing in May 1999. We assumed that our assets will not be impaired during this period.

Integral financing cost

     We have assumed that the exchange offer will be consummated sometime in April 2002 and that the new notes will represent an aggregate principal amount of up to U.S.$175.0 million. The new notes will not begin to accrue interest until March 1, 2006 and we have assumed that the new notes will accrue interest thereafter at an annual rate of 10%.

     The forecast assumes that additional financing of an aggregate amount of up to U.S.$50.0 million at an annual interest rate of 12% will be available to us. We assume in our projections that during 2002 only U.S.$4.4 million of this additional financing will be needed and the remainder will be borrowed in 2003.

     We assume interest income earned at a rate of 3.5% per year for U.S. dollars on the beginning outstanding cash balance for every month during the forecast period.

Taxes

     Income taxes are projected at a 35% rate, which is the current Mexican corporate tax rate. Our forecast assumes the application of a portion of our tax loss carryforwards, which were approximately U.S.$197.5 million as of December 31, 2001. As a result of such tax loss carryforwards, we assume that we will not pay income tax during the forecast period. With respect to asset taxes, we paid approximately U.S.$0.1 million in 2001 and we have assumed that our asset taxes will increase to approximately U.S.$2.3 million by 2004 because of growth in our fixed asset base.

Employees' profit sharing

     We have assumed that we will not have to make a profit sharing distribution during the forecasted period.

BALANCE SHEET ASSUMPTIONS

Working capital

     We have assumed the aging of our receivables to be approximately 45 days. Our forecast assumes that (i) our services are provided to business and to residential customers, (ii) the aging of receivables is determined considering both markets and (iii) our bad debt reserve approximated 2.5% of our net sales.

     We have assumed the aging of our payables to be 30 days, which is consistent with what our actual payment history has been.

  Telephone network systems and equipment

     The following table depicts our telephone network system equipment and balances:

                                                  FOR THE YEAR ENDING DECEMBER 31,
                                               ---------------------------------------
                                               2001(1)    2002       2003       2004
                                               -------   -------   --------   --------
                                                      THOUSANDS OF U.S. DOLLARS
Telecommunications and operational support
  system.....................................  209,947   286,468    355,675    395,932
Computers and office equipment...............    5,748     6,121      6,481      6,874
Transportation and other.....................    3,089     3,285      3,752      4,312
Accumulated depreciation and amortization....  (42,425)  (71,968)  (107,609)  (147,609)
                                               -------   -------   --------   --------
       Total telephone network systems and
          equipment..........................  176,359   223,905    258,298    259,508

---------------

(1) For historical 2001 figures, peso amounts were converted to U.S. dollars at the exchange rate of Ps.9.1560 per U.S.$1.00.

     These assumptions are based primarily on the application of the capital expenditures described below under "-- Capital expenditures."

  Shareholders' equity

     We have assumed that the U.S.$66.2 million private equity investment described in the Offering Circular will be made in April 2002.

OTHER ASSUMPTIONS

  Capital expenditures

     Capital expenditures are primarily comprised of investments in switching, fiber optic, equipments and payments for the build out of a telecommunications network capable of servicing in excess of 281,000 lines by 2004.

     Expenditures for operating support systems are driven primarily by the growth in customers and lines and the expansion of the functionality of our network.

     We have assumed that we will finance our capital expenditures with (i) U.S.$66.2 million from the private equity investment, (ii) U.S.$50.0 million from vendor financing and (iii) the remaining U.S.$75.8 million from cash flow from future operations.

     The following table depicts our capital expenditures for 2001 and the forecasted period:

                                                      FOR THE YEAR ENDING DECEMBER 31,
                                                     ----------------------------------
                                                     2001(1)    2002     2003     2004
                                                     -------   ------   ------   ------
                                                         THOUSANDS OF U.S. DOLLARS
Telecommunications network and operational support
  system...........................................  48,325    74,682   68,598   44,947
Computers and office equipment.....................   1,902       337      600      658
Transportation and other...........................   1,575       450      600      720
                                                     ------    ------   ------   ------
          Total telephone network systems and
            equipment..............................  51,802    75,469   69,798   46,325

---------------

(1) For the historical 2001 figures, peso amounts were converted to U.S. dollars at the exchange rate of Ps.9.1560 per U.S.$1.00 reported by the Federal Bank of New York as its noon buying rate for pesos on December 31, 2001. See
    "-- General assumptions -- Macroeconomics" for a description of the assumptions relating to exchange rates for the forecasted period.

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